Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The information filed herewith was first posted on UAL’s employee intranet on May 19, 2010.

Integration Planning
Employee FAQ

Q.           Who is leading the integration planning process?
A.
Glenn Tilton and Jeff Smisek will lead the Integration Steering Committee that includes Kathryn Mikells, EVP and CFO, and Pete McDonald, EVP and Chief Administrative Officer, from United, and Zane Rowe, EVP and CFO, and Jim Compton, EVP and Chief Marketing Officer, from Continental.

Q.	What is our integration planning structure and process?
A.
Pete McDonald, EVP and Chief Administrative Officer for United, and Lori Gobillot, Staff VP and Assistant General Counsel for Continental, will report to the Integration Steering Committee and lead the Integration Management Office (IMO).  The IMO will oversee the day-to-day integration planning and recommendations and will focus on identifying key strategic opportunities, including fleet planning, capital structure, product/service strategy and processes to create a stronger airline, better positioned to succeed in the competitive global aviation industry.

The IMO will focus on five significant bodies of work: commercial, operations, corporate functions, IT and systems integration, and single operating certificate planning. Each of these functional areas will have dedicated co-leaders appointed by each company. We will keep employees informed as we determine the leaders of these teams, define the process and make progress along what will be a structured, phased approach to integration planning.

Q.           How will decisions be made?
A.
The IMO will make all integration planning recommendations to the Integration Steering Committee, which will then review and approve them to ensure the best possible integration solutions for each work stream.

Q.           How can I get involved in the integration planning process?
A.
The planning work we are beginning is separate from the work that the vast majority of us will continue to do—maintaining our focus on running our airline safely and on consistently improving performance across the company. We expect to announce the full IMO organization structure and leadership as soon as practical.

Q.           What is the timeline for integration planning?
A.	We expect the planning work to begin in earnest in early June. As discussed, integration will not come until after we have gained approval for the merger and closed the transaction.

The merger requires approval by the shareholders of both companies, as well as by the Department of Justice and the Department of Transportation.  Assuming the merger is approved and cleared and other closing conditions are satisfied, we expect to complete the merger in the fourth quarter of the year.

Subject: An Important Next Step

Dear fellow employee,

Following the announcement of our merger with Continental Airlines, we are taking an important next step to begin planning for the integration of our two companies. As we discussed, integration will not occur until after we have gained approval for the merger and closed the transaction.

In the meantime, planning for the integration will be critical to ensuring a smooth transition for our people and our customers once the merger closes. The planning work we are beginning is separate from the work that the vast majority of us will continue to do – maintaining our focus on running our airline safely and on consistently improving performance across the company.

As such, we will have a separate integration planning structure that Jeff Smisek and I will lead.  The integration planning team will be focused on defining the process for bringing together our two companies into the world’s leading airline for our customers, our employees, our shareholders and the communities we serve.

The structure includes an Integration Steering Committee, which Jeff and I will lead, joined by Kathryn Mikells, EVP and CFO, and Pete McDonald, EVP and Chief Administrative Officer, from United and Zane Rowe, EVP and CFO, and Jim Compton, EVP and Chief Marketing Officer, from Continental.

Pete McDonald and Lori Gobillot, Continental's Staff VP and Assistant General Counsel, will report in to the Steering Committee and will lead integration planning.

We have established an Integration Management Office (IMO) responsible for day-to-day integration planning and recommendations. Together, Pete and Lori will lead the IMO focused on the work of identifying key strategic opportunities, including fleet plans, capital structure, product/service strategy and processes that will create a stronger airline, better positioned to succeed in the competitive global aviation industry.

The Integration Management Office will focus on five significant bodies of work: commercial, operations, corporate functions, IT and systems integration and single operating certificate planning.

Each of the functional areas covered will have dedicated co-leaders appointed by each company. We will keep you informed as we determine the leaders of these teams, define the process and make progress along what will be a structured, phased approach to integration planning.

This work is significant, and we know it is of great interest to all of us. We expect to announce the full IMO organization structure and leadership as soon as practical, with work beginning in earnest in early June. As this work gets under way, the most important contribution we can all make is to continue our momentum and focus on the good work that has put us in the position to effect this merger with Continental.

Glenn

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Merger Integration Planning Team Formed
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On Wednesday we announced the formation of the team that will begin integration planning in relation to our announced merger with Continental Airlines. Integration will begin after we have gained approval for the merger and closed the transaction.

Glenn Tilton and Jeff Smisek will lead the Integration Steering Committee, which will include EVP and CFO Kathryn Mikells; EVP and Chief Administrative Officer Pete McDonald; Zane Rowe, Continental's EVP and CFO; and Jim Compton, Continental's EVP and Chief Marketing Officer.

Pete McDonald and Lori Gobillot, Continental's Staff VP and Assistant General Counsel, will report to the Steering Committee and will lead integration planning.

"As this work gets under way, the most important contribution we can all make is to continue our momentum and focus on the good work that has put us in the position to effect this merger with Continental," Glenn noted in a message to all employees.

The Integration Management Office (IMO) led by Pete and Lori will be responsible for day-to-day integration planning and recommendations. The IMO will focus on identifying key strategic opportunities, including fleet plans, capital structure, product and service strategy and processes that will create a stronger airline, better positioned to succeed.

We expect to announce the full IMO organization structure and leadership soon, with planning work beginning in earnest in early June.

"I look forward to working with our team and the leaders at Continental through the planning process as we define key strategic opportunities that will position us to succeed after the merger closes," says Pete.

Please visit SkyNet for the latest updates on Let's Fly Together. You can also visit http://www.unitedcontinentalmerger.com for more information.